Management's Discussion and Analysis

Three Months Ended March 31, 2016 and 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
For the Three months ended March 31, 2016
This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 (the "Financial Statements") and the related notes thereto and our audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD&A has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Notes section of this MD&A, including with regard to U.S. investors, specific cautionary notices surrounding mineral reserves and resources. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.klondexmines.com.
This MD&A has been prepared as of May 5, 2016. All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. References to CDN$ refer to Canadian dollars. References to "Notes" refer to the notes contained in the Financial Statements.
About Klondex
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. As of March 31, 2016, we had 100% interests in: (1) two producing underground mines located in the State of Nevada, USA: (a) Fire Creek and (b) the Midas mine and ore milling facility (collectively the "Midas Mine" or “Midas”), (2) one underground mine project located in Manitoba, Canada: the Rice Lake Mine and Mill complex ("Rice Lake"), and (3) early-stage exploration properties located in the State of Nevada, USA and Manitoba and Ontario, Canada. In the State of Nevada, the Company's milling and processing facilities located at Midas process ore from both Midas and Fire Creek.
Our primary strategy is to increase shareholder value by achieving our internal production, cost, and capital targets while attempting to extend our mine lives through development and exploration programs. We also consider acquisitions or other arrangements in the normal course which strategically fit our future growth objectives. We have an experienced management team, a strong financial position, a low-cost production profile, and high-quality assets located in mining-friendly jurisdictions.

Executive Summary and Quarterly Highlights
Our first quarter 2016 highlights and subsequent developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•
Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time injuries at Fire Creek, Midas, or Rice Lake. The Environmental Sssessment was approved by the BLM at Fire Creek.

•
Acquisition of Rice Lake - On January 22, 2016, we acquired Rice Lake located near Bissett, Manitoba, Canada (as well as certain other assets) for $32.0 million and commenced a number of important exploration and development activities at the project.

•
Cash Flows and Liquidity - On March 23, 2016, we entered into a $25.0 million secured revolving facility agreement (the "Revolver") with Investec Bank PLC, thereby maintaining our strong financial position and liquidity. Our ending cash balance was $30.9 million from $4.4 million of operating cash flows, $34.5 million used in investing activities, and $1.2 million provided by financing activities. Our quarter end working capital was $31.6 million (ratio of 2.0:1) and our total liquidity was $56.6 million when including the Revolver availability.

•
Ounces Sold and Financial Results - We sold 31,172 gold equivalent ounces ("GEOs"), consisting of 26,964 gold ounces and 325,274 silver ounces, as planned lower ore grades were offset by higher ore tons milled. Revenue totaled $35.5 million from average selling prices per gold and silver ounce of $1,138 and $14.72, respectively. Net loss was $1.1 million (or $0.01 per share - basic).

•
Mine Operations and Performance Measures - We produced 30,142 GEOs, in-line with management expectations which anticipate GEO production and grades progressively increasing throughout the year. Averages for key operating metrics were: 810 ore tons milled per day, 0.38 oz/ton gold mill head grade, 4.84 oz/ton silver mill head grade, 0.44 oz/ton GEO mill head grade. Our cost performance measures were as follows:

	Production cash costs per gold equivalent ounce sold		All-in sustaining costs per gold ounce sold		All-in costs per gold ounce sold (excluding Rice Lake)		All-in costs per gold ounce sold (including Rice Lake)
Three months ended March 31,	2016	2015	2016	2015	2016	2015	2016	2015
Non-IFRS Measure(1)	$685	$689	$1,070	$788	$1,202	$1,041	$1,282	$1,041
(1) See Non-IFRS Performance Measures in this MD&A.

•	Capital Expenditures - We spent $7.0 million at Fire Creek, $5.1 million at Midas, $2.1 million at Rice Lake, and $0.3 million at corporate for total capital spending of $14.5 million.

•
Forward Sales Contracts - In April 2016, in order to increase the certainty of our expected future cash flows, we entered into fixed forward spot trades covering 67,600 ounces of gold at an average price of $1,258 per ounce and 798,500 ounces of silver at an average price of $16.71 per ounce, both of which will be physically delivered during the second, third, and fourth quarters of 2016.

2016 Full Year Outlook
Nevada Operations
We are reiterating our targeted annual production costs and GEO production, which is expected to be weighted approximately 40%-45% in the first-half of 2016 and 55%-60% in the second-half of 2016. Our 2016 GEO production and grades are expected to progressively increase from the first quarter to the fourth quarter following the completion of planned first-half development and silling activities. Entering into forward sales contracts has increased our planned operating cash flows and as a result we have increased our annual capital expenditure projections from our original estimate by $10.0 million to $55.0 million to $60.0 million. The additional capital is expected to be spent largely on non-sustaining exploration and advanced development. Consequently, we are also revising our all-in costs per gold ounce sold (excluding Rice Lake) by $75 to $1,025 to $1,075. The following table outlines our annual guidance and includes all-in costs per gold ounce sold measures exclusive of Rice Lake, which was acquired during the first quarter of 2016 after the release of our full-year guidance:

	Fire Creek		Midas		Total
2016 Guidance	Low	High	Low	High	Low	High
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650
All-in sustaining costs per gold ounce sold(2)					$850	$900
All-in costs per gold ounce sold, excluding Rice Lake(2)					$1,025	$1,075
Capital expenditures on mineral properties, plant and equipment, excluding Rice Lake	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this MD&A.
Corporate Developments and Acquisitions
During the three months ended March 31, 2016 and subsequent to such date, we announced the following, some of which are discussed elsewhere in this MD&A:
Rice Lake Acquisition
On January 22, 2016, our wholly-owned subsidiary, Klondex Canada Ltd., acquired, for an aggregate purchase price of $32.0 million, the Rice Lake Project located near Bissett, Manitoba, Canada, including the related decommissioning provision, and certain other assets from 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc.) (the "Rice Lake Acquisition"). See the Rice Lake Project section of this MD&A for additional details on the project.
The aggregate purchase price of $32.0 million was comprised of $20.0 million in cash paid at closing and $12.0 million in deferred payments in the form of a promissory note to the vendor with an annual interest rate of 4.0% (the "Promissory Note") (see Note 10. Secured Promissory Note). Pursuant to the Rice Lake Acquisition, we also acquired a 50% interest in the Tully gold project located near Timmins, Ontario.
Revolving Credit Facility
On March 23, 2016, we entered into a $25.0 million secured revolving facility agreement with Investec Bank PLC. The Revolver increased our available sources of liquidity following the $20.0 million cash payment for the Rice Lake Acquisition. Revolver borrowings may be utilized for working capital requirements, general corporate purposes, and capital investments and expenditures.
Annual Meeting
Our Annual Meeting of Shareholders is scheduled for 10:30 a.m. (Eastern Daylight Time) at the Toronto Region Board of Trade, Suite 350, 77 Adelaide St. West, Toronto, Ontario, Canada on June 15, 2016.
Health, Safety, and Environmental Permitting
Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.
Health and Safety
During 2016, we had no lost-time injuries at our properties and as of March 31, 2016, had operated 1,264 days (~3.5 years) at Fire Creek, 541 days (~1.5 years) at Midas, and 70 days at Rice Lake (following the Rice Lake Acquisition), without a lost-time injury. During the first quarter of 2016, our employee health and safety reportable incident rates at both of our Nevada mines were less than industry averages published by the Mine Safety and Health Administration. Despite the high-level of health and safety performance, our philosophy is one of "continuous improvement" as our core principle belief is that "the miner is the most important thing to come out of a mine."
Environmental Permitting
In February 2016, the Environmental Sssessment for Fire Creek was approved by the BLM which allows us to advance mining and exploration activities, including to construct a new waste rock storage facility and expand other infrastructure.

Exploration
Fire Creek
A total of 57 underground drill holes totaling 23,137 feet (7,052 meters) were drilled during the first quarter of 2016. These holes targeted the extensions of the main producing veins at Fire Creek, mainly the Karen, Joyce and Hui Wu veins.

•
Karen - The drill program extended the Karen vein by approximately 450 feet along strike and an additional 125 feet down dip from the resource. The drilling indicates the Karen vein is robust and continues to the North.

•	Joyce - The drill program extended the Joyce vein by approximately 350 feet along strike and an additional 75 feet down dip from the resource.

•
Hui Wu - The drill program extended the Hui Wu vein by approximately 430 feet along strike and an additional 125 feet down dip from the resource. The drill results have also clarified where and how to mine the intersection of the Hui Wu and Joyce veins where we continue to see very high grade ore shoots plunging steeply to the North.

Midas Exploration
Five surface holes were drilled in the fourth quarter of 2015 targeting the Trinity zone for a total footage of 5,641 feet (1,719 meters). This drilling was designed to extend the mineralized footprint to the south and to better define the controls to the higher grade mineralization in the system. 2016 surface exploration at Midas will continue to follow up on the 2015 Trinity drill results as well as conduct an aggressive drill campaign on the veins to the west: Rico, Grant Jackson and Midas Trend.
Rice Lake Project
A total of 15 holes totaling 6,485 feet (1,977 meters) were drilled during the fourth quarter of 2014 by San Gold Corporation from the 6440 drill station. These holes targeted the down-dip extension of the 91 vein. This drilling identified the potential for a new vein in the footwall of the 91 vein adjacent to the 24 level incline. Moreover, an additional mineralized structure was intersected in the hanging wall of the 91 vein. This mineralization occurred where northeast and northwest structures intercept the San Antonio Mining unit (SAM) which is the host rock to much of the historic mining at the Rice Lake Mine. Drilling is planned for later this year to follow up these high grade intercepts. Drilling is also underway targeting the 710/711 zone to expand the resource in this area.
Summary of Quarterly Results
The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold and per-share amounts):

	2016	2015				2014
Quarter ended:	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gold sold (ounces)	26,964	28,221	27,934	26,768	27,135	26,272	23,166	20,293
Silver sold (ounces)	325,274	406,129	454,611	543,251	304,557	400,706	315,504	343,025
Revenues	$35,469	$37,160	$38,436	$41,475	$38,091	$39,290	$34,913	$33,421
Net income (loss)	$(1,106)	$6,385	$4,116	$3,916	$8,111	$7,969	$6,636	$4,072
Net income (loss) per share
Basic	$(0.01)	$0.05	$0.03	$0.03	$0.06	$0.07	$0.06	$0.04
Diluted	$(0.01)	$0.04	$0.03	$0.03	$0.06	$0.07	$0.05	$0.04
Cash provided by operations	$4,377	$10,765	$13,399	$18,776	$4,488	$9,415	$11,104	$11,830
Quarter end:
Price per share - CDN$(1)	$3.47	$2.83	$3.13	$3.40	$2.62	$1.95	$1.79	$2.00
Price per share - US$(2)	$2.67	2.06	—	—	—	—	—	—
Cash	$30,854	$59,097	$60,291	$54,498	$43,256	$45,488	$38,571	$14,150
Current assets	$61,922	$85,695	$84,994	$81,166	$70,511	$74,500	$64,997	$38,474
Current liabilities	$30,303	$23,288	$22,476	$32,261	$26,213	$26,221	$21,968	$19,602
Working capital	$31,619	$62,407	$62,518	$48,905	$44,298	$48,279	$43,029	$18,872
Total assets	$307,876	$283,849	$272,170	$267,289	$254,309	$255,329	$244,200	$222,654
(1) As reported on the TSX under the symbol "KDX" for the last trading day in the quarter.
(2) As reported on the NYSE MKT under the symbol "KLDX" for the last trading day in the quarter. Trading on the NYSE MKT commenced on October 7, 2015.

Consolidated Financial Results of Operations

	Three months ended March 31,
	2016	2015
Revenues	$35,469	$38,091
Cost of sales
Production costs	21,347	21,653
Depreciation and depletion	5,768	7,730
Gross profit	8,354	8,708
General and administrative expenses	3,352	2,775
Income from operations	5,002	5,933
(Loss) gain on derivative, net	(1,171)	179
Finance charges, net	(1,301)	(2,136)
Foreign currency (loss) gain, net	(2,339)	7,664
Business acquisition costs	(683)	—
Other, net	119	—
(Loss) income before tax	(373)	11,640
Income tax expense	733	3,529
Net (loss) income	$(1,106)	$8,111

Net (loss) income per share - basic	$(0.01)	$0.06
Discussions of the above results for the three months ended March 31, 2016 and 2015 are provided on the following pages.
Revenues
Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
Sales statistics:	2016	2015
Total gold revenue (thousands)	$30,682	$32,907
Gold ounces sold(1)	26,964	27,135
Average realized price (per ounce)	$1,138	$1,213

The change in gold revenue was attributable to:	2016 vs. 2015
Decrease in ounces sold	$(208)
Decrease in average realized price	(2,030)
Effect of average realized price decrease on ounces sold decrease	13
	$(2,225)
(1) Includes ounces sold under the Gold Supply Agreement (Note 7) and delivered under the Gold Purchase Agreement (Note 9).
Gold revenues decreased during the first quarter of 2016 largely due to a $75 (or 6.2%) decrease in the average realized price per ounce sold. Ounces sold during the first quarter of 2016 were comparable to the first quarter of 2015 as we increased the total ore tons milled by 27.9% which accommodated planned lower grades in the mine plan. Production (and sales) are expected to progressively increase throughout the year. See the Mining Operations section for additional discussion on operating results.

Silver Revenue - The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
Sales statistics:	2016	2015
Total silver revenue (thousands)	$4,787	$5,184
Silver ounces sold	325,274	304,557
Average realized price (per ounce)	$14.72	$17.02

The change in silver revenue was attributable to:	2016 vs. 2015
Increase in ounces sold	$351
Decrease in average realized price	(700)
Effect of average realized price decrease on ounces sold increase	(48)
	$(397)
Silver revenues decreased during the first quarter of 2016 as the 20,717 ounces sold increase was more than offset by a $2.30 (or 13.5%) decrease in the average realized price per ounce sold. The increase in silver ounces sold was partly attributable to the sale of ounces from existing year-end inventory as silver produced in the first quarter of 2016 was 31,333 ounces lower than the first quarter of 2015. See the Mining Operations section for additional discussion on operating results.
Cost of sales
Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Three months ended March 31,
	2016	2015
Production costs	$21,347	$21,653
Depreciation and depletion	5,768	7,730
	$27,115	$29,383

The change in cost of sales was attributable to:	2016 vs. 2015
Decrease in gold equivalent ounces sold	$(225)
Decrease in average cost of sales per gold equivalent ounce	(2,059)
Effect of average cost per ounce decrease on gold equivalent ounces sold decrease	16
	$(2,268)
Production costs - As discussed in the Mining Operations section, planned lower ore grades in the first quarter of 2016 resulted in production costs per ounce of $685 compared to $689 during the first quarter of 2015. Our 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half cost measures compared to the first quarter of 2016. The first quarter of 2015 had expected grades but production costs were impacted by additional mobile equipment maintenance costs at Midas and water and sediment removal costs at Fire Creek.
Depreciation and depletion - During the first quarters of 2016 and 2015, depreciation and depletion per gold equivalent ounce sold averaged approximately $185 and $246 per ounce, respectively. Although the cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring capital expenditures, increases in the mineral resource bases at both Fire Creek and Midas have reduced the amount of depreciation and depletion per gold equivalent ounce sold.
General and administrative expenses
General and administrative costs totaled $3.4 million and $2.8 million during the first quarters of 2016 and 2015, respectively. Increases in the first quarter of 2016 are due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth and $0.4 million of severance costs.

(Loss) gain on derivative, net
The change in fair value of the derivative, which is related to the March 2011 gold supply agreement, as amended and restated (the "Gold Supply Agreement"), totaled $(1.2) million and $0.2 million during the first quarters of 2016 and 2015, respectively. Losses in the first quarter of 2016 were attributable to (1) the increase in fair value of the derivative liability due to higher estimates of forward metal prices and (2) realized losses recorded for gold ounces sold to the counterparty under the Gold Supply Agreement (see Note 7. Derivative Liability Related to Gold Supply Agreement).
Finance charges, net
Finance charges totaled $1.3 million and $2.1 million during the first quarters of 2016 and 2015, respectively, and were primarily related to effective interest charges on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement") and, in the first quarter of 2015, interest charges for the 11.0% senior secured notes issued in February 11, 2014 in connection with the Midas acquisition, which were repaid in full in the third quarter of 2015. During the first quarter of 2016 we recorded additional finance charges for finance lease obligations, the Promissory Note pursuant to the Rice Lake Acquisition, and accretion of the decommissioning provision. For additional detail on our borrowing agreements and amounts recorded to Finance charges, net, see Note 14. Finance Charges.
Business acquisition costs
Business acquisition costs totaled $0.7 million during the first quarter of 2016 and related to the Rice Lake Acquisition (Note 3. Business Combinations).
Foreign currency (loss) gain, net
Foreign currency (loss) gain totaled $(2.3) million and $7.7 million during the first quarters of 2016 and 2015, respectively, and primarily related to unrealized amounts on intercompany loan balances which we expect to settle in the foreseeable future.
Income tax expense
Income tax expense totaled $0.7 million and $3.5 million during the first quarters of 2016 and 2015, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax. Income tax expense reflects unbenefited losses in Canada.
Net (loss) income and Net (loss) income per share - basic
For the reasons discussed above, we reported net (loss) income of $(1.1) million (or $(0.01) per share) and $8.1 million (or $0.06 per share) during the first quarters of 2016 and 2015, respectively.
Mining Operations
Actual vs. modeled resource grades
Our average gold equivalent mill head grades on both a consolidated and individual mine site basis, can vary from the average gold equivalent grades of the mineral resource estimates for each site. During our mining activities at Fire Creek, we may encounter mineralization not included in the mineral resource estimate that, in the opinion of management, can be processed economically. Often-times, rather than leaving such mineralization for future extraction, we mine the area when encountered so as not to potentially sterilize the mineralization or incur additional costs to re-access and mine it at a later date. At Midas, additional design work, rehabilitation, and underground development are required to enable access to some of the higher grade areas included in the historical mining portions of the mineral resource estimate. Due to the above, actual mined gold equivalent grades can differ from those which are stated in the current mineral resource estimate.

Consolidated (Nevada Operations)
The following table provides a summary of consolidated operating results and period-over-period changes for Fire Creek and Midas.

	Three months ended March 31,
Mine operations - Consolidated	2016	2015	Change
Ore tons milled	73,755	57,664	16,091
Average gold mill head grade (oz/ton)	0.38	0.50	(0.12)
Average silver mill head grade (oz/ton)	4.84	6.78	(1.94)
Average gold equivalent mill head grade (oz/ton)(1)	0.44	0.60	(0.16)
Average gold recovery rate (%)	93.6%	94.0%	(0.4%)
Average silver recovery rate (%)	90.4%	90.7%	(0.3%)
Gold produced (ounces)	25,962	27,225	(1,263)
Silver produced (ounces)	323,122	354,455	(31,333)
Gold equivalent produced (ounces)(1)	30,142	32,203	(2,061)
Gold sold (ounces)(2)	26,964	27,135	(171)
Silver sold (ounces)	325,274	304,557	20,717
Gold equivalent sold (ounces)(1)(2)(3)	31,172	31,412	(240)
Revenues and realized prices
Gold revenue (000s)	$30,682	$32,907	$(2,225)
Silver revenue (000s)	4,787	5,184	(397)
Total revenues (000s)	$35,469	$38,091	$(2,622)
Average realized gold price ($/oz)	$1,138	$1,213	$(75)
Average realized silver price ($/oz)	$14.72	$17.02	$(2.30)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$685	$689	$(4)
All-in sustaining costs per gold ounce sold(3)	$1,070	$788	$282
All-in costs per gold ounce sold (excluding Rice Lake)(3)	$1,202	$1,041	$161
All-in costs per gold ounce sold (including Rice Lake)(3)	$1,282	$1,041	$241
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Our 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half cost measures compared to the first quarter of 2016. Fire Creek and Midas's first quarter 2016 results were in-line with management expectations and included the sale of 31,172 GEOs, consisting of 26,964 gold ounces and 325,274 silver ounces. The 73,755 ore tons milled (average of 810 tons per day) represented a quarterly record for us as the mining rate has increased from prior period levels to support our production growth and accommodate the planned lower ore grades in the first half of the year. Lower grades during the first quarter of 2016 at Fire Creek were the result of increased silling activities to open up additional working faces and provide future flexibility in the mine plan. At Midas, planned ore development activities continued which resulted in mining areas with grades consistent with those of the fourth quarter 2015.
Revenues and costs - Gold and silver revenues decreased from the first quarter of 2015 due to lower average realized prices of $75 per gold ounce and $2.30 per silver ounce, additional details of which are provided in the Consolidated Financial Results of Operations section. Production cash costs per GEO sold of $685 were in-line with our internal expectations and generated significant cash margins despite mining lower GEO grades. All-in costs per gold ounce excluding Rice Lake capital expenditures were $1,202 and totaled $1,282 when including Rice Lake capital expenditures.
Capital Expenditures - During the first quarter of 2016, capital expenditures totaled $7.0 million at Fire Creek and $5.1 million at Midas, consistent with the quarterly total within our annual capital plan. For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

Fire Creek (Nevada Operations)
Fire Creek is 100% owned, fully-permitted, and was acquired by Klondex in 1975. Production began in 2014 under the bulk sample permit. Fire Creek is located in north-central Nevada in Lander County approximately 16 miles south of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Fire Creek is a high-grade, epithermal vein deposit, and the land package covers approximately 17,000 acres (~26.5 square miles). Ore mined from Fire Creek is trucked daily to Midas for processing in the milling facility. The following table provides a summary of Fire Creek operating results and period-over-period changes.

	Three months ended March 31,
Mine operations - Fire Creek	2016	2015	Change
Ore tons milled	32,742	20,842	11,900
Average gold mill head grade (oz/ton)	0.69	0.91	(0.22)
Average silver mill head grade (oz/ton)	0.92	0.97	(0.05)
Average gold equivalent mill head grade (oz/ton)(1)	0.70	0.92	(0.22)
Average gold recovery rate (%)	93.6%	94.4%	(0.8%)
Average silver recovery rate (%)	88.6%	91.0%	(2.4%)
Gold produced (ounces)	21,219	17,897	3,322
Silver produced (ounces)	26,693	18,386	8,307
Gold equivalent produced (ounces)(1)	21,574	18,156	3,418
Gold sold (ounces)(2)	18,545	18,083	462
Silver sold (ounces)	34,845	11,587	23,258
Gold equivalent sold (ounces)(1)(2)(3)	19,009	18,246	763
Revenues and realized prices
Gold revenue (000s)	$20,863	$21,865	$(1,002)
Silver revenue (000s)	522	197	325
Total revenues (000s)	$21,385	$22,062	$(677)
Average realized gold price ($/oz)	$1,125	$1,209	$(84)
Average realized silver price ($/oz)	$14.98	$17.00	$(2.02)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$455	$491	$(36)
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Ore tons milled from Fire Creek during the first quarter of 2016 were an all-time high, increasing 11,900 tons (or 57.1%) from the first quarter of 2015 and 9,492 tons (or 40.8%) from the fourth quarter of 2015. Increased tonnage offset lower grades and resulted in the production of 21,574 GEOs during the first quarter of 2016, an increase of 3,418 GEOs from the first quarter of 2015 and 1,488 GEOs from the fourth quarter of 2015. Lower grades during the first quarter at Fire Creek were the result of increased silling activities to open up additional working faces and provide future flexibility in the mine plan. Silling, or ore development on the vein, encompasses higher dilution, as compared to long-hole stoping or cut and fill mining, due to wider minimum mining widths. First quarter silling activities were required to support the planned higher second half production profile. We expect increased ore development activities to continue during the second quarter of 2016 which we believe will position us to achieve higher third and fourth production and increased GEO grades.
Revenues and costs - Increased gold and silver ounces sold were offset by lower average realized metal prices resulting in $0.7 million less revenue during the first quarter of 2016 compared to the first quarter of 2015. Our use of longhole stoping continued to increase and accounted for approximately 25% of the ore tons mined during the first quarter of 2016, thereby controlling costs during a low grade phase of the mine plan and resulting in production cash costs per GEO sold of $455 in the first quarter of 2016.

Capital Expenditures - During the first quarter of 2016, capital expenditures totaled $7.0 million, consisting of $3.9 million in sustaining and $3.1 million in non-sustaining (growth). For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Midas Mine and Mill (Nevada Operations)
Midas is 100% owned, fully-permitted, and was acquired by Klondex in February 2014. Midas is located in north-central Nevada in Elko County approximately 58 miles east of a major highway (Interstate-80) near other large gold deposits and mines which are owned and operated by major mining companies. Midas is a low-sulphidation, epithermal vein, deposit and the land package covers approximately 30,000 acres. Midas has a 1,200 ton per day milling facility which processes ore mined from both Midas and Fire Creek. The following table provides a summary of Midas operating results and period-over-period changes.

	Three months ended March 31,
Mine operations - Midas	2016	2015	Change
Ore tons milled	41,013	36,822	4,191
Average gold mill head grade (oz/ton)	0.12	0.27	(0.15)
Average silver mill head grade (oz/ton)	7.98	10.06	(2.08)
Average gold equivalent mill head grade (oz/ton)(1)	0.22	0.41	(0.19)
Average gold recovery rate (%)	93.5%	93.2%	0.3%
Average silver recovery rate (%)	90.6%	90.7%	(0.1%)
Gold produced (ounces)	4,743	9,328	(4,585)
Silver produced (ounces)	296,429	336,069	(39,640)
Gold equivalent produced (ounces)(1)	8,476	14,015	(5,539)
Gold sold (ounces)(2)	8,419	9,052	(633)
Silver sold (ounces)	290,429	292,970	(2,541)
Gold equivalent sold (ounces)(1)(2)(3)	12,077	13,138	(1,061)
Revenues and realized prices
Gold revenue (000s)	$9,819	$11,042	$(1,223)
Silver revenue (000s)	4,265	4,987	(722)
Total revenues (000s)	$14,084	$16,029	$(1,945)
Average realized gold price ($/oz)	$1,166	$1,220	$(54)
Average realized silver price ($/oz)	$14.69	$17.02	$(2.33)
Non-IFRS Measures
Production cash costs per GEO sold(3)	$1,051	$966	$85
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
(3) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this MD&A for additional detail.
Operations - Planned ore development activities continued at Midas which resulted in mining areas with grades consistent with those of the fourth quarter 2015 and lower than the planned second half of 2016 grades. We expect that by the end of the second quarter of 2016 we will be in a position to begin production from higher grade areas and veins made accessible from the recent (and ongoing) development activities. During the first quarter of 2016, Midas produced 8,476 GEOs, a decrease of 5,539 GEOs from the first quarter of 2015 and 1,576 GEOs from the fourth quarter of 2015.
Revenues and costs - Lower average realized metal prices coupled with decreased gold and silver ounces sold resulted in $1.9 million less revenue during the first quarter of 2016 compared to the first quarter of 2015. Production cash costs per GEO sold of $1,051 were the result of lower grades mined in support of the development required for the full-year mine plan and are expected to decrease during the second half of 2016 as ounces produced and grades increase.
Capital Expenditures - During the first quarter of 2016, capital expenditures totaled $5.1 million, consisting of $4.6 million in sustaining and $0.5 million in non-sustaining (growth). For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.

Rice Lake Project
Rice Lake, located in Manitoba, Canada, is 100% owned, fully-permitted, and was acquired on January 22, 2016 (see Note 3. Business Combinations for additional details). Rice Lake is our first property outside of the State of Nevada, USA, and we believe Rice Lake provides us with an opportunity to strategically and responsibly grow our business in a mining friendly jurisdiction while leveraging our technical expertise in narrow-vein underground mining. Rice Lake is a past producing underground gold mining operation consisting of three underground deposits with a modern, fully-permitted 2,500 ton per day mill. Under previous ownership, mining took place at Rice Lake continuously from 2007 until May 2015 when the operation was placed on care and maintenance.
Near Term Objectives
Due to the fact that Rice Lake is a fully permitted, previously producing mining complex, we expect an efficient and straightforward process to identify the most profitable and responsible program to advance the project. We have retained a portion of the existing site workforce, including members of the team who will be integral in developing a right-sized mine plan, capable of generating free cash flow (if a production decision is made). Efforts and activities at Rice Lake will be executed based on best in class health, safety, and environmental practices consistent with the Company's core values.
It is our expectation that there is substantial value and upside potential in a variety of areas at the Rice Lake property, and our 2016 objectives will therefore include the following:

•
Mineral resources - Develop a mineral resource estimate that includes both historical and new drill results. New drill results will be based on priority targets and zones which we believe can contribute to a quality mineral resource estimate.

•	Mine Plan - Generate a detailed mine plan that optimizes the ore body, subsequent to the completion of a new mineral resource estimate.

•	Exploration - Commence a small-scale, selective exploration campaign to improve our understanding of, and to identify mineralization (if any), in areas close to existing underground workings.

•	Gold in tailings - Assess the potential to recover gold in tailings through sonic drilling, assaying, and metallurgical testing.

•
Site infrastructure and equipment - Perform a thorough assessment of site facilities, infrastructure, underground workings, and mobile equipment and refurbish as needed. Identify and transfer any excess pieces of equipment to our Nevada operations as appropriate.

Upon completion of the above, we expect to be in a position to make a formal decision in the second half of 2016 as to whether to commence production.
First Quarter and Year-To-Date 2016 Activities
In March 2016, we received approval to recommence mining and milling operations from the Director of Manitoba Mineral Resources. We have replaced 100% of the guides on the shaft and approximately 55% of the track replacement has been completed (approximately 1,500 ft). Additional infrastructure included a new underground shop and new gear storage cut-outs, which are approximately 80% complete. We initiated testing of narrow vein long hole design to reduce dilution. We also received initial metallurgical testing results on existing tailings which indicate the tailings can be processed through the existing mill flow sheet.
Capital Expenditures
During the first quarter of 2016, capital expenditures totaled $2.1 million, consisting entirely of non-sustaining (growth) expenditures. For additional details of capital expenditures by site refer to the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Financial Position, Liquidity, and Capital Resources
General Strategy
It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasts using current assumptions of future gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines, mineral properties, or acquisitions while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, and changes in other factors beyond our control.

Our capital structure consists of a mixture of debt and other obligations and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that may improve our current liquidity and financial condition, are attainable on favorable and reasonable terms, and are permissible under our existing debt arrangements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities or other instruments.
Forward Sales Contracts
In April 2016, in order to increase the certainty of our expected future cash flows, we entered into fixed forward spot trades for a portion of our remaining 2016 gold and silver sales. The average gold and silver prices per ounce fixed under the forward contracts is higher than management's initial annual budget and, as a result, has increased our ability to responsibly invest in both Rice Lake and Nevada while maintaining our strong financial position. As of the preparation date of this MD&A, we had fixed forward contracts covering 67,600 ounces of gold at an average price of $1,258 per ounce and 798,500 ounces of silver at an average price of $16.71 per ounce, both of which will be physically delivered during the second, third, and fourth quarters of 2016.
Other than the aforementioned, we have not entered into any other contracts to hedge market risks arising from changes in metal prices, diesel and propane costs, and currency and interest rates. We will continually and actively monitor applicable markets and quotes and may consider entering into additional hedging agreements and contracts if determined to be advantageous by management and the board of directors, and such transactions are permissible under our existing debt agreements.
Liquidity and Capital Resources
As discussed below in the Sources and Uses of Cash section, at March 31, 2016, our Cash balance totaled $30.9 million, decreasing $28.2 million from the December 31, 2015 balance of $59.1 million largely due to $20.0 million paid for the Rice Lake Acquisition and $14.5 million of capital expenditures which were partially offset by $4.4 million of cash generated from operations. Due to the nature of our operations and the composition of our balance sheet assets, our current assets, which include Cash, Trade receivables, Inventories, and Prepaid expenses and other, represent substantially all of our liquid assets on hand; however, we now have access to additional liquidity under the Revolver.
We maintained our strong financial position and as of March 31, 2016, had total liquidity of $56.6 million, consisting of $31.6 million in working capital and $25.0 million of borrowing availability under our March 2016 Revolver. The following chart provides a summary of our working capital and liquidity for the most recent eight quarters.

The following table summarizes our working capital (total current assets less total current liabilities) and working capital ratio (total current assets divided by total current liabilities) (in thousands, except working capital ratio):

	March 31, 2016	December 31, 2015	Change
Total current assets	$61,922	$85,695	$(23,773)
Total current liabilities	30,303	23,288	7,015
Working capital	$31,619	$62,407	$(30,788)
Working capital ratio	2.04	3.68	(1.64)
Our working capital decreased by $30.8 million (approximately 49.3%) from December 31, 2015 to March 31, 2016, while our working capital ratio decreased by 44.6%. Working capital changes were primarily attributable to a $28.2 million decrease in Cash and a $3.6 million increase in Secured promissory note, current.
Included in working capital are Inventories, which include production-related inventories that can provide us with liquidity in excess of their March 31, 2016 carrying value of $14.3 million due to the cash profit margin we realize at the time of sale. The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories and the underlying amount of liquidity which may be generated from their sale using March 31, 2016 period-end London PM fix prices:

	March 31, 2016
	Gold	Silver
Stockpiles (ounces)	9,069	67,221
In-process (ounces)	6,489	126,766
Doré finished goods (ounces)	1,519	14,105
Total (ounces)	17,077	208,092
Period end London PM fix prices	$1,237	$15.38
	$21,124	$3,200
Our March 31, 2016 working capital, available sources of liquidity, and future operating cash flows will be used, in part, to fund recurring operating and production costs, deliver gold ounces under the Gold Purchase Agreement (8,000 ounces over the next 12 months), make principal and interest payments on the Promissory Note and finance lease obligations, and fund sustaining and expansion capital expenditures at our mines (expected to total approximately $55.0 million to $60.0 million for 2016, excluding any capital at Rice Lake). At current and hedged metal price levels, and when using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital and Revolver, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.
Sources and Uses of Cash

	Three months ended March 31,
	2016	2015	Change
Net (loss) income	$(1,106)	$8,111	$(9,217)
Net non-cash adjustments	7,831	95	7,736
Net change in non-cash working capital	(2,348)	(3,718)	1,370
Net cash provided by operating activities	4,377	4,488	(111)
Net cash used in investing activities	(34,499)	(5,560)	(28,939)
Net cash provided by (used in) financing activities	1,235	(258)	1,493
Effect of foreign exchange on cash balances	644	(902)	1,546
Net decrease in cash	(28,243)	(2,232)	(26,011)
Cash, beginning of period	59,097	45,488
Cash, end of period	$30,854	$43,256
Operating Cash Flows - Although our average realized gold and silver selling prices decreased during the first quarter of 2016, our cash flows from operations remained comparable to the same quarter of 2015 as lower revenues were offset by positive changes in working capital. Net cash provided by operating activities is exclusive of 2,000 gold ounces ($2.6 million of revenue)

delivered under the Gold Purchase Agreement during the first quarter of 2016 (1,875 gold ounces for $2.5 million of revenue were delivered in 2015), which results in no cash inflows to us. During the first quarters of 2016 and 2015, our production cash costs per GEO sold totaled $685 and $689, respectively, both of which were significantly less than our average realized gold prices of $1,138 and $1,213, respectively (see Non-IFRS Performance Measures).
Investing Cash Flows - During the first quarter of 2016, net cash used in investing activities increased by $28.9 million compared to 2015, as the Rice Lake Acquisition resulted in a $20.0 million cash payment. During the first quarters of 2016 and 2015, we funded capital expenditures for mineral properties, plant and equipment and in the 2015 period decreased our net restricted cash balances by $3.3 million. The following table summarizes our capital expenditures for the first quarter of 2016:

	Three months ended March 31, 2016
Sustaining capital expenditures	Fire Creek	Midas	Rice Lake	Corporate and other	Total
Drilling and development	$3,141	$2,973	$—	$—	$6,114
Mobile mine equipment and vehicles	600	547	—	—	1,147
Milling and processing	—	739	—	—	739
Tailings and storage	—	352	—	—	352
Environmental and permitting	135	—	—	—	135
Other	—	—	—	312	312
	3,876	4,611	—	312	8,799
Non-sustaining (growth) capital expenditures
Drilling and development	2,968	487	1,134	—	4,589
Mobile mine equipment and vehicles	—	—	334	—	334
Milling and processing	—	—	626	—	626
Other	115	—	47	—	162
	3,083	487	2,141	—	5,711
Total	$6,959	$5,098	$2,141	$312	$14,510
Financing Cash Flows - During the first quarter of 2016, net cash provided by financing activities increased by $1.5 million compared to the first quarter of 2015 as we received additional cash proceeds from the exercise of warrants and share options which exceeded the cash payments required to service our debt obligations.
Foreign Currency Effect on Cash - A portion of our Cash is held in bank accounts denominated in Canadian dollars. Generally speaking, when the US dollar strengthens against the Canadian dollar, we experience negative foreign currency translation adjustments on our Canadian dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in an increase (decrease) to our cash balances of $0.6 million and $(0.9) million during the first quarters of 2016 and 2015, respectively.
Contractual Obligations
The following table provides our gross contractual obligations as of March 31, 2016 (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under Gold Purchase Agreement(1)	$6,854	$16,098	$—	$—	$22,952
Promissory Note(2)	4,460	8,430	—	—	12,890
Finance lease obligations(3)	486	830	—	—	1,316
Decommissioning provision(4)	—	—	—	27,730	27,730
	$11,800	$25,358	$—	$27,730	$64,888
(1) Carrying value of the Gold Purchase Agreement which requires the physical delivery of gold ounces, see Note 9 - Obligations Under Gold Purchase Agreement.
(2) Cash principal and interest for the Promissory Note for the Rice Lake Acquisition, see Note 10 - Secured Promissory Note.
(3) Cash principal and interest for Finance lease obligations for mobile mine equipment, see Note 8 - Finance lease obligations.
(4) The decommissioning provision is related to our mining and exploration environmental disturbances, see Note 12 - Decommissioning Provision. The above classification is based on our current estimate and subject to change based on specific decisions and circumstances applicable to each mine or project.

In addition to the above, Midas and Fire Creek are subject to royalty commitments as disclosed in Note 24. Commitments and Contingencies of our audited consolidated financial statements for the year ended December 31, 2015.
Debt Covenants
The Gold Purchase Agreement, Revolver, Promissory Note, and finance lease obligations all contain representations and warranties, events of default, and covenants which are customary for agreements of each type that, among other things, restrict or limit our ability to incur or guarantee additional debt. The Revolver contains financial covenants which require us to maintain a Tangible Net Worth of not less than $100.0 million, a Gearing Ratio not greater than 4.00:1, a Cash Balance of not less than $10.0 million, and a Current Ratio of not less than 1.10:1 (as such terms are defined in the Revolver). At March 31, 2016, we were in compliance with the covenants and terms of our debt obligations.
Off-Balance Sheet Arrangements
As of March 31, 2016, there were no off-balance sheet arrangements.
Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this MD&A (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31, 2016			Three months ended March 31, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,125	$1,166	$1,138	$1,209	$1,220	$1,213
Average realized price per silver ounce sold	$14.98	$14.69	$14.72	$17.00	$17.02	$17.02
Silver ounces equivalent to revenue from one gold ounce	75.1	79.4	77.3	71.1	71.7	71.2
Silver ounces sold	34,845	290,429	325,274	11,587	292,970	304,557
GEO from silver ounces sold	464	3,658	4,208	163	4,086	4,277
Gold ounces sold(1)	18,545	8,419	26,964	18,083	9,052	27,135
Gold equivalent ounces	19,009	12,077	31,172	18,246	13,138	31,412
Production costs	$8,657	$12,690	$21,347	$8,959	$12,694	$21,653
Production cash costs per GEO sold	$455	$1,051	$685	$491	$966	$689
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.

All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
	2016	2015
Production costs	$21,347	$21,653
General and administrative expenses	3,352	2,775
Decommissioning provision accretion	137	96
Sustaining capital expenditures	8,799	2,035
Less: Silver revenue	(4,787)	(5,184)
All-in sustaining costs	28,848	21,375
Gold ounces sold(1)	26,964	27,135
All-in sustaining costs per gold ounce sold	$1,070	$788
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
We define sustaining capital expenditures as those costs which do not contribute to a material increase in future gold ounce production. As such, sustaining capital expenditures exclude amounts for exploration activities, mine development, and permitting activities related to long-term growth and expansion efforts. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
	2016	2015
All-in sustaining costs	$28,848	$21,375
Non-sustaining capital expenditures (excluding Rice Lake)	3,570	6,873
All-in costs (excluding Rice Lake)	32,418	28,248
Gold ounces sold(1)	26,964	27,135
All-in costs per gold ounce sold (excluding Rice Lake)	1,202	1,041

All-in costs (excluding Rice Lake)	32,418	28,248
Non-sustaining capital expenditures (Rice Lake)	2,141	—
All-in costs	34,559	28,248
Gold ounces sold(1)	26,964	27,135
All-in costs per gold ounce sold	$1,282	$1,041
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.

For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section.
Critical Accounting Policies and Significant Judgments, Estimates, and Assumptions
Changes in Accounting Policies
As discussed in Note 2. Summary of Significant Accounting Policies, during the first quarter of 2016 we began capitalizing borrowing costs (see Note 14. Finance Charges for amounts capitalized). Other than the aforementioned, the preparation of our Financial Statements followed the same accounting policies applied in the prior year which are disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2015. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of our audited consolidated financial statements for the year ended December 31, 2015.
Significant Judgments, Estimates, and Assumptions
This MD&A is based on our Financial Statements, which have been prepared in accordance with IFRS. The preparation of our Financial Statements requires us to make judgments, assumptions, and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the Financial Statements and reported amounts of expenses and taxes during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.
For a detailed discussion of the judgments, estimates, and assumptions used in preparing our Financial Statements and this related MD&A, refer to Note 4. Significant Judgments, Estimates, and Assumptions of our audited consolidated financial statements for the year ended December 31, 2015.
Internal Controls Over Financial Reporting
National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in ICFR during the three months ended March 31, 2016 that are reasonably likely to materially affect, or that have materially affected, ICFR.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2016 and concluded that these controls and procedures were effective.
Exchange Listing and Outstanding Share Data
Our common shares are listed on the TSX under the symbol “KDX” and on the NYSE MKT under the symbol "KLDX". We have an unlimited number of common shares authorized for issuance. As of March 31, 2016, we had 141,208,663 common shares issued and outstanding, 8,359,340 outstanding share purchase options, and 8,241,900 outstanding share purchase options. As of May 5, 2016, we had 141,879,365 common shares issued and outstanding, 7,741,838 outstanding share purchase options, and 8,188,700 outstanding share purchase warrants, 478,536 outstanding common share awards, and 158,288,439 common shares fully-diluted.

Cautionary Notes
Forward-Looking Statements
This MD&A contains "forward-looking information" or "forward looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, the "forward-looking information"). All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "expect", "may", "will", "should", "could", "plans", "anticipates", "estimates", "believes", "potential", "intends", "projects", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration, development, mining, evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the making of future production decisions, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital and liquidity, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.
Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate Fire Creek, Midas, and our other mineral projects.
These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.
Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Mineral Reserve and Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.
In addition, this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this MD&A is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
Technical Information
Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Risk Factors
As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.
Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

•	We are primarily dependent on the success of the Fire Creek mine and the Midas mine as sources of future revenue and profit.

•	Our decision to operate the Midas and Fire Creek mines for commercial production purposes was not based on a feasibility study.

•	Forecasts of future production are estimates only, and actual production may be less than estimated.

•	Our exploration activities may not be commercially successful.

•	Exploration, development and mining involve a high degree of risk.

•	Our operations may require further capital.

•	We may be adversely affected by fluctuations in gold and silver prices.

•	Our ability to pay interest and loan repayments depends on production and cash flows.

•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.

•	Title to our mineral properties may be subject to other claims.

•	Mineral resources and mineral reserves are only estimates which may be unreliable and subject to geologic uncertainty and inherent sample variability.

•	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.

•	Government regulation may adversely affect our business and planned operations.

•	Government approvals and permits are required in connection with our activities.

•	Our operations are subject to environmental risks.

•	Aboriginal interests and related consultation issues may impact operations at our Canadian properties.

•	We may be subject to unforeseen litigation.

•	We do not insure our operations against all risks.

•	We compete with larger, better capitalized competitors in the mining industry.

•	Current global financial conditions are subject to volatility.

•	Our directors and officers may have conflicts of interest.

•	Our success depends on key personnel and a limited management team.

•	We may engage in hedging activities.

•	There is no assurance that an active trading market in our common shares will be sustained.

•	Our common shares may experience price volatility and be subject to dilution.

•	We have not declared dividends and there is no assurance we will do so.